Mail Stop 3561

April 7, 2006

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C.  V4A 9N3

      Re:	Dynamic Alert Limited
              	Amendment No. 6 to Registration Statement on
              	Form SB-2
              	Filed March 8, 2006
      File No.  333-119566

Dear Ms. Reich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 16.  Description of Business

Principal Products and Services, page 15

1. Inasmuch as this company has not had any prior experience in the security business and as a result, has had no prior business relationships with any suppliers, please add a statement to address the fact if true, that there is no assurance that the company will be able to purchase products it intends to sell, at a discount.

The Market, page 16

2. We note that the company will make the protection products available to its clients "as part of their planned personal protection package." Please clarify whether the company will sell the product at a discount, or whether it is included in the "package" as no extra charge. Please explain the "planned personal protection package."

Distribution, page 17

3. Inasmuch as having an operational website is key to this company and the fact that there is no website at this time, please clarify the specific plans of management in the event it receives only nominal funds from this offering. We note that the company needs at least $3,000 to develop the website and that there is no assurance that any shares will be sold in this offering.

Item 17.  Plan of Operation, page 20

4. We note the statement on page 20 that "[s]hould we be able to raise at least $9,000 from this offering, we would be able to begin operations." Please reconcile this statement with the disclosure in the above paragraph on page 20 that in the event the company raises only a nominal amount of money from this offering, the company will endeavor to proceed with a modified business plan."

5. We note the new, second full paragraph on page 20 and the statement that "Dynamic believes it can meet its financial obligations and pursue its plan of operations if it can raise enough funding through this offering (together with excess cash on hand after paying all offering costs) to begin its operations and then achieve sales revenue within the following six months." How is the company assured of achieving sales revenues at that time? Please explain the basis for this statement.

6. It is noted in the initial full paragraph on page 21 that the company intends to provide personal protection service "on a short-term hourly basis as required." Please briefly disclose how the company plans to accommodate a client`s request for protection on a longer term, possibly days, basis. Will it sub-contract with another agency? Would this be possible in light of the fact that you indicate under the section "Competition and Competitive Strategy" that there may not be many or any other companies in the Vancouver marketplace that offers this kind of security protection, as is contemplated by the company? Please explain.




7. We note the statement on page 21 that "[o]ur first task will be to purchase sample inventory." Please clearly indicate the amount of funding the company will need to purchase sample inventory.
Please
explain whether the company will purchase sample inventory with the company`s available cash if adequate funds are not raised in this offering. It would be appear that the company could begin operations with its current available cash. Please explain.

8. The fifth paragraph on page 21 states "[t]he brochure will also highlight past experience and level of expertise." and that this brochure will be developed "within the first two months of
operations."   Considering the fact that management has no direct,
prior experience in this industry and the fact that the company has no operating history, please revise as appropriate.

9. On page 21 we note the reference to Dynamic`s seminars. Please indicate when the company will conduct seminars in the next twelve months and provide more details regarding these seminars. Please explain any funding requirements needed in order for the company to conduct these seminars. It would appear that limited funding, if any, would be needed. Please discuss if the company will conduct seminars with the company`s current available cash if limited funds are raised from this offering.

10. We note the reference to "Assist in industry-specific training for the directors" at the end of the table on page 22. Please explain this statement in the plan of operations section.

11. We note the reference to "provide industry services" as the last
milestone in the table on page 22.   We also note the statement
that
the company will provide these services beginning "in the 4th quarter, but only if at least $45,000 is raised from this offering."
In the plan of operations section, please explain why the company will only begin providing these services in the fourth quarter and why the company must raise $45,000 in order to provide these services.

Item 19.  Certain Relationships and Related Transactions, page 25

12. Please revise to clearly identify all promoters affiliated with the company instead of only identifying those promoters that are related to this offering. Also describe all transactions with promoters as required by Item 404(d) of Regulation S-B. It may be helpful to remove the initial part of your opening statement in the third paragraph.





Part II

Item 28. Undertakings

13. Please include the undertaking required by Item 512(a)(4) of Regulation S-B.

General

14. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Brian Bhandari at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:   W. Scott Lawler, Esq.
         Fax: (403) 272-3620